UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _________)*

LEXINGTON RESOURCES, INC.
______________________________________________________________________________
(Name of Issuer)

Common stock, $0.00025 par value per share
______________________________________________________________________________
(Title of Class of Securities)

529561102
_____________________________________________________________________________
(CUSIP Number)

ALEXANDER COX

Suite 428, 755 Burrard Street, Vancouver, British Columbia, Canada, V6Z 1X6
604.608.4080

______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2006
______________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 529561102

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1.     Names of Reporting Person:     ALEXANDER COX.
        I.R.S. Identification Nos. of above persons (entities only):       Not applicable.

______________________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group (See Instructions):

    [ ]

    [X].

3.     SEC Use Only:

______________________________________________________________________________

4.     Source of Funds (See Instructions):       SC, OO.

______________________________________________________________________________

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
        Not applicable.

______________________________________________________________________________

6.     Citizenship or Place of Organization:     Canada.

______________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.     Sole Voting Power:                    2,155,134 Shares.

8.     Shared Voting Power:                Nil Shares.

9.     Sole Dispositive Power:             2,155,134 Shares.

10.   Shared Dispositive Power:         Nil Shares.

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:  2,155,134 Shares.

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
        Not applicable.

13.     Percent of Class Represented by Amount in Row (11): 8.75% (based on 24,627,253 shares of common stock being issued and outstanding as at January 23, 2006).

14.     Type of Reporting Person (See Instructions):               IN.

CUSIP No. 529561102

Item 1.     Security and Issuer

The class of equity securities to which this statement relates is common stock, at a par value of $0.00025 per share (collectively, the "Shares"), of Lexington Resources, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7473 Lake Mead Road, Las Vegas, Nevada, 89128.

Item 2.     Identity and Background

(a)     Name:

This statement is filed by Alexander Cox as the direct beneficial owner of Shares in the common stock of the Issuer (the "Reporting Person").

(b)     Residence or business address:

The residential address of the Reporting Person is Suite 428, 755 Burrard Street, Vancouver, British Columbia, Canada, V6Z 1X6.

(c)     Present principal occupation and employment

During the last five years the Reporting Peron has been principally involved and/or employed as a real estate developer.

(d)     Criminal proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)     Civil proceedings:

The Reporting Person has not been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship:

The Reporting Person is a citizen of Canada.

CUSIP No. 529561102

Item 3.     Source and Amount of Funds or Other Consideration

On or about January 22, 2004, and in accordance with the then exercise of a stock option in and to the Issuer, the Reporting Person acquired 100,000 Shares at an exercise price of $0.15 per Share. As a consequence of the splitting of the Issuer's common stock on January 28, 2004, on a three new for one old basis, said 100,000 Shares then held by the Reporting Person became 300,000 Shares of the Issuer.

For an extended period of time prior to and including up to October of 2003, and as a consequence of a normal market purchases and various corporate reorganizations of the Issuer, the Reporting Person acquired an additional 73,000 Shares of the Issuer at an average price of approximately $3.84 per Share.

Subsequent to October of 2003 and prior to the filing of this statement, and as a consequence of further normal market purchases, the Reporting Person acquired an additional 282,134 Shares of the Issuer at an average price of approximately $1.24 per Share.

On January 20, 2006, and in accordance with the terms and conditions of a certain Share Exchange Agreement (the "Share Exchange Agreement"), dated for reference September 22, 2005 as fully executed on that day, as entered among each of the Issuer, Oak Hills Drilling and Operating International, Inc. ("Oak Hills International"), a Nevada company, Oak Hills Drilling and Operating, LLC; an Oklahoma company and the wholly-owned subsidiary of Oak Hills International, and each of the shareholders of Oak Hills International (collectively, the "Vendors"), inclusive of the Reporting Person, the parties thereto reached an agreement pursuant to which the Vendors had agreed to sell to the Issuer all of the issued and outstanding shares of Oak Hills International in consideration of, among other matters, the issuance by the Issuer to the Vendors of an aggregate of 6,000,000 restricted common shares from treasury (the totality of the transactions represented by the Share Exchange Agreement being, collectively, the "Oak Hills Acquisition"). As part of the Oak Hills Acquisition the Reporting Person received an additional and 1,500,000 of such Shares of the Issuer.

Item 4.     Purpose of Transaction

The Shares acquired by the Reporting Person pursuant to the exercise of a stock option, pursuant to a normal market purchase, pursuant to a private acquisition and pursuant to the Oak Hills Acquisition were all acquired for investment purposes. The Reporting Person reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

CUSIP No. 529561102

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    any material change in the present capitalization or dividend policy of the Issuer;

    any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

    changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

(a)     Beneficial ownership:

The Reporting Person is the beneficial owner of 2,155,134 Shares of common stock of the Issuer, representing approximately 8.75% of the Issuer's issued and outstanding shares of common stock (based on 24,627,253 shares of common stock being issued and outstanding as at January 23, 2006). Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934 as follows:

      the acquisition of 100,000 Shares pursuant to the exercise of a stock option on or about January 22, 2004, at an exercise price of $0.15 per Share, and which Shares became 300,000 Shares on January 28, 2004, as a consequence of the then splitting of the Issuer's common stock on a three new for one old basis, as described under Item 3 above;

      the acquisition of 73,000 Shares over an extended period of time prior to and including up to October of 2003, and as a consequence of a normal market purchases and various corporate reorganizations of the Issuer, at an average price of approximately $3.84 per Share, as described under Item 3 above;

      the acquisition of 282,134 Shares over an extended period of time subsequent to October of 2003 and prior to the filing of this statement, and as a consequence of further normal market purchases, at an average price of approximately $1.24 per Share, as described under Item 3 above; and

      the acquisition of 1,500,000 Shares as a consequence of the Oak Hills Acquisition as described under Item 3 above.

(b)     Power to vote and dispose:

The Reporting Person has the direct power to vote and direct the disposition of the Shares held by the Reporting Person.

(c)     Transactions within the past 60 days:

Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including common stock of the Issuer, within 60 days preceding the date hereof.

(d)     Certain rights of other persons:

Not applicable.

CUSIP No. 529561102

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.     Material to Be Filed as Exhibits

Exhibit #	Description
10.1

Share Exchange Agreement, dated for reference September 22, 2005 as fully executed on January 20, 2006, as entered among each of the Issuer, Oak Hills International, Oak Hills Drilling and Operating, LLC and each of the shareholders of Oak Hills International inclusive of the Reporting Person.(*)

(*) Previously filed as an exhibit to the Issuer's Current Report on Form 8-K filed on January 23, 2006, and incorporated herein by this reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2006

/s/ Alexander Cox _____________________________ ALEXANDER COX

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